UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 13, 2008

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	**(IRS Employer Identification No.)**
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	**(Zip Code)**

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. **Results of Operations and Financial Condition.**

On August 13, 2008, Morris Publishing Group, LLC issued a press release announcing its financial results for the three months and six months ended June 30, 2008. A copy of Morris Publishing's press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. **Financial Statements and Exhibits.**

(d) Exhibits:

Exhibit No.	Description
99.1	Press Release of Morris Publishing Group, LLC, dated August 13, 2008, reporting Morris Publishing Group's financial results for the three months and six months ended June 30, 2008. (Incorporated by reference).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	**August 13 2008**	**MORRIS PUBLISHING GROUP, LLC**
		By: /s/ Steve K. Stone
		Steve K. Stone
		Senior Vice President and Chief Financial Officer



Morris Publishing Group, LLC
P.O. BOX 936 • AUGUSTA, GA 30903-0936
www.morris.com

MORRIS PUBLISHING ANNOUNCES
2008 SECOND-QUARTER RESULTS

AUGUSTA, Ga. (August 13, 2008) — Morris Publishing Group, LLC today reported second -quarter operating income of $8.6 million, down $7.5 million, or 46.8%, from $16.2 million for the same period in 2007. Total operating revenue was $82.2 million, down $13.4 million, or 14.0%, and total operating cost was $73.6 million, down $5.9 million, or 7.4%.

Total advertising revenue was $65.2 million, down $13.5 million, or 17.2%, with retail down 12.4%; classified down 24.6%; and national down 4.4%. Circulation revenue was $14.8 million, up $0.4 million, or 2.9%, from 2007, due to home delivery price increases and a change in the way we sell home delivery subscriptions in Florida. Other income was $2.2 million, down $0.3 million, or 11.4%.

For the second quarter, labor and employee benefits costs were $33.6 million, down $3.3 million, or 9.1%; newsprint, ink and supplement cost was $9.7 million, down $0.3 million, or 3.0%; depreciation and amortization expense was $ 3.5 million, down $0.9 million, or 19.8%; and other operating costs were $26.8 million, down $1.4 million, or 4.8%.

Interest and loan amortization expense totaled $6.9 million, down $2.6 million from $9.4 million last year. At the end of the second quarter, the Company had $417.1 million in outstanding debt compared to $522.0 million at the end of the same period last year.

Income from continuing operations was $2.0 million, down $2.0 million from $4.0 million during the second quarter last year. Income from discontinued operations was $0.9 million during the second quarter last year.

Commenting on the results, William S. Morris IV, Morris Publishing Group’s chief executive officer and president, said, "Our advertising revenue results continued to be affected by the weak economy and the secular trends impacting our industry.

“During the quarter, our print advertising revenue was down 19.6%, with declines in all categories. Online advertising revenue was up 2.2%, compared to a 20.9% increase last year. Excluding the employment online category, our online advertising revenue was up 13.7%.

“Our cost structure benefited from a 9% reduction in head count, with salaries and wages down $2.0 million, or 7.6%. In addition, our second largest expense category, newsprint, was up slightly, with a 27.6% increase in the average cost per ton being offset by reduced consumption."

For the first six months, operating income was $16.2 million, down $10.6 million, or 39.4%, from $26.8 million in 2007. Total operating revenue was $164.9 million, down $22.6 million, or 12.0%, and total operating cost was $148.7 million, down $11.9 million, or 7.4%.

Advertising revenue was $130.5 million, down $23.3 million, or 15.1%, with retail down 10.4%; classified down 21.8%; and national down 6.8%. Circulation revenue was $29.5 million, up $0.9 million, or 3.2%.

For the first six months, labor and employee benefits costs were $68.0 million, down $5.7 million, or 7.7%; newsprint, ink and supplement cost was $18.8 million, down $2.3 million, or 10.8%; depreciation and amortization expense was $7.0 million, down $2.1 million, or 22.8%; and other operating costs were $54.9 million, down $1.9 million, or 3.4%.

Interest and loan amortization expense totaled $14.9 million, down $3.9 million from the first six months last year.

Including the $9.3 million in pre-tax gain on the repurchases of $21.5 million in senior subordinated debt, income from continuing operations for the first six months was $7.6 million, up $2.9 million from $4.8 million last year. Income from discontinued operations was $1.0 million during the first six months last year.

Morris Publishing Group, LLC is a wholly owned subsidiary of Morris Communications Company, LLC, a privately held media company based in Augusta, Ga. Morris Publishing currently owns and operates 13 daily newspapers as well as nondaily newspapers, city magazines and free community publications in the Southeast, Midwest, Southwest and Alaska. For more information, visit our Web site, morris.com.

A conference call will be held Wednesday, August 13, 2008, at 10:00 a.m. Eastern Time. In order to participate, please call 1-888-677-5720 ten (10) minutes prior to the scheduled start. The pass code and leader's name listed below will be required to join the conference call:

LEADER:	**MR. STEVE STONE**
PASS CODE:	**MORRIS PUBLI**

To access the Audio Replay of this call, all parties can:

1. Go to the URL: https://e-meetings.verizonbusiness.com
2. Choose Audio Streaming under Join Events
3. Enter the conference number and pass code.

PASS CODE:	**MORRIS PUBLI**
CONFERENCE NUMBER:	**2522133**

Replays of the conference call are available for 30 days after the live event at the URL link.

For further information, please contact:
Craig S. Mitchell
Senior Vice President of Finance
Morris Communications Company, LLC
706-823-3236

Second-quarter and six month results follow:

Morris Publishing Group, LLC
Condensed Consolidated Statements of Income
(unaudited)

(Dollars in thousands)	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007
NET OPERATING REVENUES:				
Advertising	$ 65,192	$ 78,734	$ 130,509	$ 153,777
Circulation	14,751	14,339	29,464	28,547
Other	2,228	2,516	4,906	5,039
Total net operating revenues	82,171	95,589	164,879	187,363
OPERATING EXPENSES:				
Labor and employee benefits	33,586	36,930	67,997	73,655
Newsprint, ink and supplements	9,657	9,959	18,800	21,082
Other operating costs (excluding depreciation and amortization)	26,836	28,196	54,856	56,765
Depreciation and amortization expense	3,501	4,366	7,025	9,105
Total operating expenses	73,580	79,451	148,678	160,607
Operating income	8,591	16,138	16,201	26,756
OTHER EXPENSES (INCOME) :				
Interest expense, including amortization of debt issuance costs	6,856	9,437	14,878	18,756
Pre-tax gain on repurchases of debt	(860)	-	(9,271)	-
Interest income	(284)	(1)	(470)	(4)
Other, net	(41)	(44)	(72)	(85)
Total other expenses, net	5,671	9,392	5,065	18,667
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	2,920	6,746	11,136	8,089
PROVISION FOR INCOME TAXES	933	2,715	3,504	3,326
INCOME FROM CONTINUING OPERATIONS	1,987	4,031	7,632	4,763
INCOME FROM DISCONTINUED OPERATIONS, NET OF PROVISIONS FOR INCOME TAXES	-	916	-	972
NET INCOME	$ 1,987	$ 4,947	$ 7,632	$ 5,735